

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

July 31, 2018

Via E-Mail
Christopher T. Carney
Applied Minerals Inc.
55 Washington Street, Suite 301
Brooklyn, NY 11201

> **Re:** **Applied Minerals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **File No. 000-31380**

Dear Mr. Carney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Resource Study of the Dragon Mine's Mineralization, Form 10-K page 3

1.   We note multiple references to an ongoing geologic study, which was updated in 2013 and 2016 in your filing. Please forward to our engineer as supplemental information and not as part of your filing, a copy of the latest updated geologic study as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Dragon Pit, Form 10-K page 3

2.   The provisions in Instruction 3 to paragraph (b)(5) of Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC filings. Please remove all resource disclosure from your filing.

3.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

The Sales Process, Form 10-K page 9

4.   We note you generally discuss pricing of halloysite clay and iron oxide material in the competition section. Please modify your filing and disclose, using a chart or graph, the historical industry prices for your salable products for the last 5 years. See Regulation S-K Item 303(a)(3) and the Instructions to Item 303(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining